UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of the 2021 Third Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the Third Quarter of 2021 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the Third Quarter of 2021 (Separate)

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of 2021 Third Quarter Business Report

On November 15, 2021, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the third quarter of 2021 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1. Introduction to the Company

1.1. Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, the financial investment business, the insurance business, the credit card business and other related businesses.

1.2. History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC. as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	July 1, 2009

Changed the name of KB Venture Capital Co., Ltd. to KB Investment Co., Ltd. (“KB Investment”)

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	December 1, 2016

Added KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 29, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	May 19, 2017

Acquired additional shares of KB Insurance in a tender offer, which increased the Company’s shareholding in KB Insurance from 39.81% to 94.30%

•	May 19, 2017

Acquired additional shares of KB Capital in a tender offer, which increased the Company’s shareholding in KB Capital from 52.02% to 79.70%

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added KB SECURITIES VIETNAM JOINT STOCK COMPANY (formerly MARITIME SECURITIES INCORPORATION) as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	January 17, 2018

Added KB-TS Technology Venture Private Equity Fund as a second-tier subsidiary (equity interests of 16%, 30% and 10% held by KB Securities, Kookmin Bank and KB Capital, respectively)

•	July 6, 2018

Added KB Daehan Specialized Bank PLC. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	December 31, 2018

Added KB-Stonebridge Secondary Private Equity Fund as a second-tier subsidiary

•	January 9, 2019

Added KB-SPROTT Renewable Private Equity Fund I as a second-tier subsidiary

•	September 17, 2019

Added KB-SP Private Equity Fund IV as a second-tier subsidiary

•	February 28, 2020

Added KB-NAU Special Situation Corporate Restructuring Private Equity Fund as a second-tier subsidiary

•	April 10, 2020

Added PRASAC Microfinance Institution PLC. as a second-tier subsidiary

•	May 18, 2020

Added PT Sunindo Kookmin Best Finance as a second-tier subsidiary

•	July 3, 2020

Added PT KB Finansia Multi Finance as a second-tier subsidiary

•	August 31, 2020

Added Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”) as a first-tier subsidiary

•	September 2, 2020

Added PT Bank Bukopin Tbk as a second-tier subsidiary (renamed PT Bank KB Bukopin, Tbk. on February 8, 2021)

•	October 28, 2020

Added KB Material and Parts No.1 PEF as a second-tier subsidiary

•	December 4, 2020

Added FineKB Private Equity Fund No.1 as a second-tier subsidiary

•	December 16, 2020

Added KB FINA JOINT STOCK COMPANY as a second-tier subsidiary

•	December 23, 2020

Added KB Bank Myanmar Co., Ltd. as a second-tier subsidiary

•	January 15, 2021

Added KB Bio Private Equity Fund III as a second-tier subsidiary

•	January 29, 2021

Added J Fintech Co., Ltd. as a second-tier subsidiary (renamed KB J Capital Co., Ltd. on February 16, 2021)

•	March 2, 2021

Added PT KB Data Systems Indonesia as a second-tier subsidiary

•	September 23, 2021

Added KB Bio Global Expansion Private Equity Fund No.1 as a second-tier subsidiary

1.3.	Overview of the Business Group

(As of September 30, 2021)
Type	Name of Company	Controlling Company
Listed	KB Financial Group	—
Listed (Overseas)	PT Bank KB Bukopin, Tbk.1)	Kookmin Bank

Not Listed	Kookmin Bank	KB Financial Group
	KB Securities Co., Ltd.	KB Financial Group
	KB Insurance Co., Ltd.	KB Financial Group
	KB Kookmin Card Co., Ltd.	KB Financial Group
	Prudential Life Insurance Company of Korea, Ltd.	KB Financial Group
	KB Asset Management Co., Ltd.	KB Financial Group
	KB Capital Co., Ltd.	KB Financial Group
	KB Life Insurance Co., Ltd.	KB Financial Group
	KB Real Estate Trust Co., Ltd.	KB Financial Group
	KB Savings Bank Co., Ltd.	KB Financial Group
	KB Investment Co., Ltd.	KB Financial Group
	KB Data Systems Co., Ltd.	KB Financial Group
	KB Credit Information Co., Ltd.	KB Financial Group
	Kookmin Bank Cambodia PLC.	Kookmin Bank
	Kookmin Bank (China) Ltd.	Kookmin Bank
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank
	KB Bank Myanmar Co., Ltd.	Kookmin Bank
	PRASAC Microfinance Institution PLC.	Kookmin Bank
	KBFG Securities America Inc.	KB Securities
	KB Securities Hong Kong Ltd.	KB Securities
	Keystone-Hyundai Securities No. 1 Private Equity Fund2)	KB Securities
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	KB Securities
	KB-TS Technology Venture Private Equity Fund	KB Securities
	KB-Stonebridge Secondary Private Equity Fund	KB Securities
	KB-SPROTT Renewable Private Equity Fund I	KB Securities
	KB-SP Private Equity Fund IV	KB Securities
	KB-NAU Special Situation Corporate Restructuring Private Equity Fund	KB Securities
	KB Material and Parts No.1 PEF	KB Securities
	KB FINA JOINT STOCK COMPANY	KB Securities
	KB Bio Private Equity Fund III	KB Securities
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance
	KB Sonbo CNS	KB Insurance
	Leading Insurance Services, Inc.	KB Insurance
	KBFG Insurance (China) Co., Ltd.3)	KB Insurance
	PT. KB Insurance Indonesia	KB Insurance
	KB Golden Life Care Co., Ltd.	KB Insurance
	KB Daehan Specialized Bank PLC.	KB Kookmin Card
	PT KB Finansia Multi Finance	KB Kookmin Card
	KB J Capital Co., Ltd.4)	KB Kookmin Card
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management
	KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management
	KB KOLAO LEASING Co., Ltd.	KB Capital
	PT Sunindo Kookmin Best Finance	KB Capital
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment
	KoFC Value-up Private Equity Fund	KB Investment
	FineKB Private Equity Fund No. 1	KB Investment
	KB Bio Global Expansion Private Equity Fund No.1	KB Investment
	PT KB Data Systems Indonesia	KB Data Systems
	PT Bukopin Finance	PT Bank KB Bukopin, Tbk.
	PT Bank Syariah Bukopin	PT Bank KB Bukopin, Tbk.
	Mangrove Master Fund	KB Asset Management Singapore Pte. Ltd.
	Mangrove Feeder Fund	KB Asset Management Singapore Pte. Ltd.

Notes:	1)	Renamed from PT Bank Bukopin Tbk to PT Bank KB Bukopin, Tbk. on February 8, 2021 upon approval from the Indonesia Financial Services Authority.
	2)	Currently undergoing liquidation.
	3)	Renamed from LIG Insurance (China) Co., Ltd. to KBFG Insurance (China) Co., Ltd. upon completion of registration with the Nanjing Chamber of Commerce on April 9, 2021.
	4)	Renamed from J Fintech Co., Ltd. to KB J Capital Co., Ltd. upon completion of registration with the Ministry of Commerce of Thailand on February 16, 2021.

1.4. Capital Structure

1.4.1. Changes in Capital

(Unit: in Won, shares)
Type		As of September 30, 2021	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Common Shares	Number of Shares Issued	415,807,920	415,807,920	415,807,920	418,111,537	418,111,537	418,111,537
	Par Value Per Share	5,000	5,000	5,000	5,000	5,000	5,000
	Share Capital	2,090,557,685,000	2,090,557,685,000	2,090,557,685,000	2,090,557,685,000	2,090,557,685,000	2,090,557,685,000
Preferred Shares	Number of Shares Issued	—	—	—	—	—	—
	Par Value Per Share	—	—	—	—	—	—
	Share Capital	—	—	—	—	—	—
Others	Number of Shares Issued	—	—	—	—	—	—
	Par Value Per Share	—	—	—	—	—	—
	Share Capital	—	—	—	—	—	—
Total	Share Capital	2,090,557,685,000	2,090,557,685,000	2,090,557,685,000	2,090,557,685,000	2,090,557,685,000	2,090,557,685,000

Note:	On December 6, 2019, the board of directors of KB Financial Group resolved to cancel 2,303,617 shares of its common stock held as treasury shares, representing an amount equivalent to KRW 100 billion as of such date. While the cancellation of these shares resulted in a decrease in the total number of shares issued above, there was no reduction in share capital since such cancellation was made within the limits of profits available for the payout of dividends.

1.4.2 Number of Shares

(As of September 30, 2021)	(Unit: shares)
	Type
	Common Shares	Preferred Shares	Total	Remarks
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000	As specified in the Articles of Incorporation
Total Shares Issued (A)	418,111,537	—	418,111,537	—
Decrease in Number of Shares (B)	2,303,617	—	2,303,617	—
1. Capital Reduction	—	—	—	—
2. Cancellation	2,303,617	—	2,303,617	Treasury Shares
3. Redemption	—	—	—	—
4. Other	—	—	—	—
Shares Issued as of September 30, 2021 (C=A-B)	415,807,920	—	415,807,920	—
Treasury Shares (D)	26,173,585	—	26,173,585	—
Shares Outstanding (C-D)	389,634,335	—	389,634,335	—

Note:

The treasury shares above include five million treasury shares that the exchangeable bonds issued by the Company on June 30, 2020 can be exchanged for. Such treasury shares are currently deposited with Korea Securities Depositary and will be disposed upon the exercise of the exchange option of the exchangeable bonds. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on June 18, 2020.

1.5. Dividends

KB Financial Group maintains a progressive dividend policy and aims to gradually increase its payout ratio to 30% in the mid- to long-term. With regard to the acquisition and cancellation of treasury shares, KB Financial Group plans to keep open the possibility of using treasury shares as part of its capital policy in order to enhance shareholder value once market uncertainties, including those related to COVID-19, have been alleviated.

Although KB Financial Group had continued to increase its payout ratio, for example, from 24.8% in 2018 to 26.0% in 2019, KB Financial Group decided to limit its payout ratio for 2020 to 20.0%, pursuant to the Financial Services Commission’s recommendation for Korean banks to temporarily limit the payout ratio to 20% in consideration of circumstances related to the COVID-19 pandemic, which decision was deemed unavoidable at the time. On June 25, 2021, the Financial Services Commission officially announced the lifting of its recommendation to limit the payout of dividends, and following such announcement, KB Financial Group, for the first time in its history, declared an interim cash dividend of Won 750 per share, which was paid on August 6, 2021. KB Financial Group will continue to strive to improve its shareholder value by pursuing various shareholder return policies, such as making regular payments of quarterly dividends, increasing the total dividend amount and acquiring and/or cancelling treasury shares.

KB Financial Group, as a holding company, relies on dividends received from its subsidiaries for payout of dividends to its shareholders. The level of dividend payout by each subsidiary to KB Financial Group is determined based on the profit available for the payment of dividends after retaining certain amount of profit necessary to meet certain required levels of capital adequacy. In turn, KB Financial Group determines the level of its dividend payout based on the level of surplus funds available to it after meeting certain capital ratio requirements, which reflect each subsidiary’s required capital level for maintaining certain levels of asset growth and profit.

	(Unit: in millions of Won, except per share amounts)
Classification	Type	January 1, 2021 to September 30, 2021		January 1, 2020 to December 31, 2020		January 1, 2019 to December 31, 2019
Par value per share (Won)		5,000		5,000		5,000
(Consolidated) Net Income		3,772,415		3,455,151	(2)	3,311,828	(3)
(Separate) Net Income		1,481,456		1,379,415		745,987
(Consolidated) Earnings per share (Won)		9,550		8,809	(2)	8,451	(3)
Total cash dividends		292,226	(1)	689,653		861,092
Total stock dividends		—		—		—
(Consolidated) Cash dividend payout ratio (%)		7.7		20.0	(2)	26.0	(3)
Cash dividend yield (%)	Common Shares	1.3		3.9		4.5
	—	—		—		—
Stock dividend yield (%)	Common Shares	—		—		—
	—	—		—		—
Cash dividend per share (Won)	Common Shares	750		1,770		2,210
	—	—		—		—
Stock dividend per share	Common Shares	—		—		—
	—	—		—		—

Notes:	(1)	A quarterly dividend of Won 292,226 million (Won 750 per share) was paid in cash as of June 30, 2021
	(2)	The restated net income, earnings per share and cash dividend payout ratio, on a consolidated basis, were Won 3,468,448 million, Won 8,843 and 19.9%, respectively, after reflecting the accounting policy changes in connection with the IFRIC decision regarding IFRS 1019.
	(3)	The restated net income, earnings per share and cash dividend payout ratio, on a consolidated basis, were Won 3,311,257 million, Won 8,451 and 26.0%, respectively, after reflecting the accounting policy changes in connection with the IFRIC decision regarding IFRS 1019.

1.6. Amendments to the Articles of Incorporation

Date	Shareholder meeting through which the amendments were approved and ratified	Main changes	Notes
March 20, 2020	Annual General Meeting of Shareholders for Fiscal Year 2019	Establishment of the ESG committee within the board of directors through the amendment of article 48	To establish a basis for creating a new committee within the board of directors
March 27, 2019	Annual General Meeting of Shareholders for Fiscal Year 2018	Establishment of a basis for the electronic registration of shares and bonds, and modification of the processing activities of transfer agents through the amendment of articles 9, 16, 17, 19 and 22	Pursuant to the Act on Electronic Registration of Stocks, Bonds, Etc. (Effective as of September 2019)
March 23, 2018	Annual General Meeting of Shareholders for Fiscal Year 2017	Partition of the corporate governance committee according to its different functions, and implementation of changes in the appointment process of the external auditors and in the shareholder meeting through which such changes must be reported, through the amendment of articles 48, 52, 55 and 56	To establish a basis for creating and abolishing committees within the board of directors; and Pursuant to the Act on the External Audit of Stock Companies, Etc. (Effective as of November 2018)

2. Business

2.1. Results of Operations

			(Unit: in millions of Won)
	For the nine months ended September 30, 2021	For the nine months ended September 30, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019
Net interest income	8,255,354	7,143,391	9,722,274	9,196,787
Interest income	11,136,688	10,800,535	14,485,747	14,639,187
Interest expense	(2,881,334)	(3,657,144)	(4,763,473)	(5,442,400)
Net fee and commission income	2,743,926	2,170,480	2,958,939	2,355,004
Fee and commission income	3,991,086	3,339,828	4,527,024	3,879,247
Fee and commission expense	(1,247,160)	(1,169,348)	(1,568,085)	(1,524,243)
Net insurance income	462,842	289,647	299,993	299,512
Insurance income	12,234,157	10,390,123	14,386,640	12,317,182
Insurance expense	(11,771,315)	(10,100,476)	(14,086,647)	(12,017,670)
Net gains on financial assets/liabilities at fair value through profit or loss	702,841	470,790	1,011,366	643,872
Net other operating expenses	(1,302,887)	(827,700)	(1,499,930)	(1,063,324)
General and administrative expenses	(5,057,497)	(4,647,060)	(6,814,812)	(6,271,805)
Operating profit before provision for credit losses	5,804,579	4,599,548	5,677,830	5,160,046
Provision for credit losses	(596,502)	(754,292)	(1,043,498)	(670,185)
Net operating profit	5,208,077	3,845,256	4,634,332	4,489,861

Notes:	(1)	Based on K-IFRS (on a consolidated basis).
	(2)	The consolidated financial information above has been restated to reflect the accounting policy changes in connection with the IFRIC decision regarding IFRS 1019. For more information, please refer to the consolidated financial statements attached herein.

2.2. Sources and Uses of Funds

2.2.1. Sources of Funds

								(Unit: in millions of Won)
		For the nine months ended September 30, 2021			For the year ended December 31, 2020			For the year ended December 31, 2019
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
	Deposits	305,918,110	0.73	49.28	286,168,968	1.07	50.88	255,533,447	1.44	52.09
	Certificate of deposit	3,421,285	0.78	0.55	3,635,870	1.37	0.65	4,780,665	1.95	0.97
Won Currency	Borrowings	24,471,045	0.91	3.94	17,330,480	1.20	3.08	11,332,972	1.67	2.31
	Call money	1,150,003	0.56	0.19	1,617,841	0.65	0.29	891,357	1.55	0.18
	Debentures	56,820,863	1.80	9.15	52,843,837	2.02	9.39	47,127,572	2.33	9.61
	Others	20,631,739	0.78	3.32	19,792,619	1.01	3.52	15,203,562	1.88	3.11

Subtotal		412,413,045	0.89	66.43	381,389,615	1.21	67.81	334,869,575	1.60	68.27

Foreign Currency	Deposits	25,738,846	1.73	4.15	20,488,109	1.46	3.64	13,370,035	1.25	2.73
	Borrowings	12,394,164	1.21	2.00	12,071,802	1.81	2.15	9,668,310	2.19	1.97
	Call money	815,190	0.93	0.13	976,153	0.97	0.17	527,809	2.34	0.11
	Debentures	8,122,084	1.50	1.31	6,535,922	1.84	1.16	5,447,017	2.62	1.11
	Others	1,988,973	0.85	0.31	1,126,379	1.12	0.20	463,266	1.38	0.09

Subtotal		49,059,257	1.51	7.90	41,198,365	1.60	7.32	29,476,437	1.83	6.01

Others	Total shareholders’ equity	45,986,572	—	7.41	41,495,072	—	7.38	38,464,863	—	7.84
	Allowances	1,018,526	—	0.16	912,721	—	0.16	873,017	—	0.18
	Others	112,329,919	—	18.10	97,476,975	—	17.33	86,839,627	—	17.70

Subtotal		159,335,017	—	25.67	139,884,768	—	24.87	126,177,507	—	25.72

Total		620,807,319	—	100.00	562,472,748	—	100.00	490,523,519	—	100.00

Note:	Based on K-IFRS (on a consolidated basis).

2.2.2.	Uses of Funds

								(Unit: in millions of Won)
		For the nine months ended September 30, 2021			For the year ended December 31, 2020			For the year ended December 31, 2019
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	15,317,012	0.27	2.47	7,400,343	0.67	1.32	5,939,242	1.51	1.21
	Securities	146,450,079	1.39	23.59	125,573,646	1.97	22.33	103,204,928	2.31	21.04
	Loans	335,288,810	2.77	54.01	315,871,106	2.98	56.16	287,653,938	3.45	58.64
	Guarantee payments under payment guarantee	5,938	1.45	—	13,421	0.73	—	8,803	0.98	—
	Call loan	711,114	0.59	0.11	885,951	0.73	0.16	640,485	1.69	0.13
	Private placement corporate bonds	932,125	2.99	0.15	1,264,212	3.98	0.22	1,319,460	3.61	0.27
	Credit cards	19,627,074	7.12	3.16	18,560,207	7.57	3.30	17,945,697	7.92	3.66
	Others	4,405,403	5.89	0.71	4,614,823	5.04	0.82	3,874,774	4.93	0.79
	Allowance	(2,474,149)	—	(0.40)	(2,416,823)	—	(0.43)	(2,406,757)	—	(0.49)

Subtotal		520,263,406	2.51	83.80	471,766,886	2.89	83.88	418,180,570	3.36	85.25

Foreign Currency	Due from banks	6,248,542	0.40	1.01	6,989,553	0.64	1.24	4,782,706	1.44	0.98
	Securities	15,509,148	3.47	2.50	15,131,521	3.87	2.69	13,323,102	4.35	2.72
	Loans	25,461,066	5.12	4.10	19,818,889	4.30	3.52	11,384,009	3.04	2.32
	Call loan	3,127,829	0.47	0.50	3,149,433	0.82	0.56	2,444,020	2.59	0.50
	Bills bought	1,890,242	0.70	0.30	1,573,725	1.48	0.28	2,944,008	2.66	0.60
	Allowance	(971,098)	—	(0.16)	(404,041)	—	(0.07)	(180,649)	—	(0.04)
	Others	2,272,037	—	0.37	1,294,119	—	0.22	660,572	—	0.13

Subtotal		53,537,766	3.55	8.62	47,553,199	3.24	8.44	35,357,768	3.28	7.21

Others	Cash	1,953,233	—	0.31	1,889,892	—	0.34	1,763,413	—	0.36
	Fixed assets held for business	8,137,354	—	1.31	8,048,120	—	1.43	7,398,134	—	1.51
	Others	36,915,560	—	5.96	33,214,651	—	5.91	27,823,634	—	5.67

Subtotal		47,006,147	—	7.58	43,152,663	—	7.68	36,985,181	—	7.54

Total		620,807,319	—	100.00	562,472,748	—	100.00	490,523,519	—	100.00

Note:	Based on K-IFRS (on a consolidated basis).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group		(Unit: in billions of Won, except percentages)

	As of September 30, 2021(1)	As of December 31, 2020(1)	As of December 31, 2019
Total capital (A)	45,904	40,080	36,995
Risk-weighted assets (B)	284,902	262,349	255,549
BIS ratio (A/B)	16.11%	15.28%	14.48%

Notes: Calculated in accordance with Basel III. The figures as of September 30, 2021 are provisional.

(1)	Calculated in accordance with the early adoption of the Basel III Credit Risk Framework.

Kookmin Bank		(Unit: in billions of Won, except percentages)

	As of September 30, 2021(1)	As of December 31, 2020(1)	As of December 31, 2019
Total capital (A)	36,495	32,555	29,810
Risk-weighted assets (B)	195,348	183,148	188,075
BIS ratio (A/B)	18.68%	17.78%	15.85%

Notes: Calculated in accordance with Basel III.

(1)	Calculated in accordance with the early adoption of the Basel III Credit Risk Framework.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)

	As of September 30, 2021	As of December 31, 2020	As of December 31, 2019
Net operating capital (A)	3,797	3,656	3,170
Total amount at risk (B)	1,961	1,678	1,561
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,367.84%	1,474.14%	1,198.74%
Capital surplus (A-B)	1,836	1,979	1,609

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)

	As of September 30, 2021	As of December 31, 2020	As of December 31, 2019
Available capital (A)	4,335	3,812	3,657
Required capital (B)	2,384	2,181	2,005
RBC ratio (A/B)	181.80%	174.76%	182.44%

Note:	RBC ratio: Risk-Based Capital ratio. The figures as of September 30, 2021 are provisional.

2.3.2.	Overseas Credit Ratings

(As of September 30, 2021)
Rating Company	Moody’s		S&P
Type	Long-term	Short-term	Long-term	Short-term
Credit Rating	A1	P-1	A	A-1

2.3.3.	Domestic Credit Ratings

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)

2/21/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/8/2019	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/18/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/26/2019	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

10/14/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

12/3/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/15/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/12/2020	Contingent Convertible Bonds	AA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

3/24/2020	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

5/12/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/12/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/26/2020	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

7/1/2020	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

8/6/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

10/6/2020	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

11/19/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/12/2021	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/3/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/19/2021	Debentures	AAA	KIS Ratings (AAA ~ D)

2/22/2021	Debentures	AAA	Korea Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

5/14/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/25/2021	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

9/24/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2.3.4.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank has implemented voluntary early retirement programs following negotiations with its labor union.

Date of Retirement	Number of Retired Persons
January 19, 2018	407
January 28, 2019	615
January 20, 2020	462
January 30, 2021	800

2.3.5.	Acquisition of Shares of PT Bank Bukopin Tbk

On July 30, 2020, Kookmin Bank acquired 2,967,600,372 additional common shares of PT Bank Bukopin Tbk (“Bank Bukopin”) for IDR 534,168,066,960 (Won 43,909 million) through a shareholder-allocated capital increase. Subsequently, on September 2, 2020, Kookmin Bank acquired 16,360,578,947 additional common shares for IDR 3,108,509,999,930 (Won 252,721 million) through a third party-allocated capital increase. Following such acquisitions, Kookmin Bank’s ownership in Bank Bukopin is as follows:

(Unit: in millions of Won)
Ownership	Acquisition Amount
67%	420,000(1)(2) (IDR 5,146,832,211,231)

Notes:	(1) The acquisition amount in IDR is converted to Won at the exchange rate on each of the respective acquisition dates.
(2) Includes consulting fees of Won 10,296 million paid in connection with the acquisition.

On February 8, 2021, Bank Bukopin changed its name to PT Bank KB Bukopin, Tbk. with approval from the Indonesia Financial Services Authority.

2.3.6.	Acquisition of Shares of PRASAC Microfinance Institution PLC. of Cambodia

On April 10, 2020, Kookmin Bank acquired 70% of the total number of shares of PRASAC Microfinance Institution PLC. (“PRASAC”), a provider of microfinance and deposit-taking services in Cambodia, for USD 603 million. On August 18, 2021, the board of directors of Kookmin Bank resolved to acquire the remaining 30% of PRASAC’s total shares (such acquisition, the “Acquisition”). In connection with the Acquisition, Kookmin Bank entered into a forward contract with PRASAC’s non-controlling shareholders based on the distribution ratio of controlling and non-controlling interests as of September 30, 2021. Kookmin Bank’s ownership in PRASAC increased to 100% upon completion of the payment to consummate the Acquisition and the transfer of shares that took place on October 19, 2021.

(Unit: in millions of Won)
Ownership	Acquisition Amount
100%	1,091,868(1)(2)(3) (USD 925,458,022)

Notes:	(1) The acquisition amount in USD is converted to Won at the exchange rate on each of the respective acquisition dates.

(2) Includes consulting fees of Won 3,027 million paid in connection with the acquisition but does not include consulting fees related to the recent acquisition of the remaining shares of PRASAC as they have not been paid yet.

(3) The acquisition amount as reflected on Kookmin Bank’s separate financial statements is Won 1,112,609 million (USD 942,949,738), which includes the value of the forward contract.

2.3.7.	The Ongoing COVID-19 Global Pandemic

The ongoing COVID-19 global pandemic continued to cause significant global and domestic economic and financial disruptions in the third quarter of 2021. Although there have been some signs of recovery resulting from the widespread availability of COVID-19 vaccinations, easing of social distancing measures and gradual normalization of business activities, the economic outlook for Korea and its financial services sector in the remainder of 2021 and for the foreseeable future continues to remain highly uncertain as a result of, among others, (i) uncertainty regarding the scope and duration of the COVID-19 pandemic, particularly given the recent spread of the highly contagious Delta variant and the resurgence of COVID-19 cases in Korea, and its lasting social, political and economic effects, and the fiscal and monetary policies being implemented by the Korean government and regulatory authorities to alleviate such effects, (ii) adverse conditions and increasing uncertainties in the Korean and global economies and financial markets due to the COVID-19 pandemic and (iii) factors such as fluctuations in oil and commodity prices and interest and exchange rates, higher unemployment, lower consumer confidence, higher inflation and stock market volatility due to the impact of the COVID-19 pandemic.

3.	Financial Information

Changes in Accounting Policies

KB Financial Group has applied the following change in accounting policy to its reporting periods commencing January 1, 2021.

— Korean IFRS No.1019 Employee benefits — Attributing retirement benefit to period of service

The Group maintains a defined benefit plan, pursuant to which it pays a lump sum retirement benefit to employees who retire at a specific age and meet the required minimum service periods as of the retirement date. Prior to December 31, 2020, the Group attributed the retirement benefits from the beginning date of employment to the retirement date, regardless of the minimum service periods. However, in accordance with a decision by the IFRS Interpretation Committee (“IFRIC”) in May 2021 to require companies to attribute the retirement benefits over the minimum service period before the retirement date, the Group has retroactively applied such accounting policy to all periods starting January 1, 2021. As a direct result of such change in accounting policy, post-employment benefits increased by Won 624 million for the nine-month period ended September 30, 2021. The restated comparative consolidated financial statements reflect such adjustments resulting from the retroactive application, and the resulting changes to our consolidated statements of financial position and our consolidated statements of comprehensive income are as shown below.

		(Unit: in millions of Won)
	As of December 31, 2020	As of January 1, 2020
Increase in net defined benefit assets	47,752	25,019
Decrease in net defined benefit liabilities	8,659	17,258
Increase in deferred income tax liabilities	15,513	11,627
Increase in accumulated other comprehensive income	17,674	20,723
Increase in retained earnings	23,224	9,927

(Unit: in millions of Won, except per share amounts)
For the three months ended June 30, 2021
Increase in general and administrative expenses	843
Decrease in income tax expense	232
Decrease in basic earnings per share (Won)	2
Decrease in diluted earnings per share (Won)	1

For more information, please refer to the relevant notes in KB Financial Group Review Report for the Third Quarter of 2021 (Consolidated) on Exhibit 99.1 attached herein.

3.1.	Consolidated Financial Information

3.1.1.	Consolidated Statements of Financial Position

			(Unit: in millions of Won)
	As of September 30, 2021	As of December 31, 2020	As of December 31, 2019
Cash and due from financial institutions	27,827,815	25,608,842	20,837,878
Financial assets at fair value through profit or loss	62,075,723	61,035,455	53,549,086
Derivative financial assets	4,252,908	5,545,385	3,190,673
Loans at amortized cost	402,600,406	377,166,984	339,684,059
Financial investments	104,654,296	98,695,426	71,782,606
Investments in associates and joint ventures	635,888	771,435	598,240
Property and equipment	5,276,420	5,433,554	5,067,377
Investment property	2,709,322	2,533,539	2,827,988
Intangible assets	3,244,870	3,351,133	2,737,813
Net defined benefit assets	43,058	50,597	25,965
Current income tax assets	96,286	109,772	19,095
Deferred income tax assets	110,318	65,058	3,597
Assets held for sale	212,832	197,727	23,151
Other assets	36,766,398	30,155,037	18,215,608

Total assets	650,506,540	610,719,944	518,563,136

Financial liabilities at fair value through profit or loss	12,742,915	11,810,058	15,368,153
Derivative financial liabilities	4,333,839	5,222,897	3,007,341
Deposits	357,283,273	338,580,220	305,592,771
Debts	52,658,423	49,827,156	37,818,860
Debentures	67,222,248	62,760,687	50,935,583
Provisions	728,606	714,903	527,929
Net defined benefit liabilities	381,100	239,567	236,731
Current income tax liabilities	551,923	764,981	432,431
Deferred income tax liabilities	1,538,904	1,177,799	789,420
Insurance contract liabilities	56,777,227	54,415,296	34,966,683
Other liabilities	48,614,468	41,804,023	29,737,259

Total liabilities	602,832,926	567,317,587	479,413,161

Equity attributable to shareholders of the parent company	46,978,752	42,544,574	38,564,568
Share capital	2,090,558	2,090,558	2,090,558
Hybrid financial instrument	2,569,919	1,695,988	399,205
Capital surplus	16,941,535	16,723,589	17,122,777
Accumulated other comprehensive income	1,449,653	630,011	368,744
Retained earnings	25,063,275	22,540,616	19,719,472
Treasury shares	(1,136,188)	(1,136,188)	(1,136,188)
Non-controlling interests	694,862	857,783	585,407
Total equity	47,673,614	43,402,357	39,149,975

Total liabilities and equity	650,506,540	610,719,944	518,563,136

Note:

The consolidated financial information above has been restated to reflect the accounting policy changes in connection with the IFRIC decision regarding IFRS 1019. For more information, please refer to the consolidated financial statements attached herein.

3.1.2.	Consolidated Statements of Comprehensive Income

		(Unit: in millions of Won, except per share amounts)

	For the nine months ended September 30, 2021	For the nine months ended September 30, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019
Net interest income	8,255,354	7,143,391	9,722,274	9,196,787
Net fee and commission income	2,743,926	2,170,480	2,958,939	2,355,004
Net insurance income	462,842	289,647	299,993	299,512
Net gains on financial assets/liabilities at fair value through profit or loss	702,841	470,790	1,011,366	643,872
Net other operating expenses	(1,302,887)	(827,700)	(1,499,930)	(1,063,324)
General and administrative expenses	(5,057,497)	(4,647,060)	(6,814,812)	(6,271,805)
Operating profit before provision for credit losses	5,804,579	4,599,548	5,677,830	5,160,046
Provision for credit losses	(596,502)	(754,292)	(1,043,498)	(670,185)
Net operating income	5,208,077	3,845,256	4,634,332	4,489,861
Net non-operating income	28,345	120,377	145,640	43,337
Profit before income tax	5,236,422	3,965,633	4,779,972	4,533,198
Income tax expense	(1,438,171)	(1,040,610)	(1,264,394)	(1,220,570)
Profit for the period	3,798,251	2,925,023	3,515,578	3,312,628
Other comprehensive income (loss) for the period, net of tax	629,454	266,502	472,270	153,327
Total comprehensive income for the period	4,427,705	3,191,525	3,987,848	3,465,955
Profit attributable to:	3,798,251	2,925,023	3,515,578	3,312,628
Shareholders of the parent company	3,772,415	2,877,312	3,468,448	3,311,257
Non-controlling interests	25,836	47,711	47,130	1,371
Total comprehensive income for the period attributable to:	4,427,705	3,191,525	3,987,848	3,485,374
Shareholders of the parent company	4,381,574	3,152,302	3,966,361	3,464,300
Non-controlling interests	46,131	39,223	21,487	1,655
Earnings per share
Basic earnings per share (Won)	9,550	7,351	8,843	8,451
Diluted earnings per share (Won)	9,346	7,279	8,730	8,389

Note:

The consolidated financial information above has been restated to reflect the accounting policy changes in connection with the IFRIC decision regarding IFRS 1019. For more information, please refer to the consolidated financial statements attached herein.

3.2.	Separate Financial Information

3.2.1.	Separate Statements of Financial Position

			(Unit: in millions of Won)
	As of September 30, 2021	As of December 31, 2020	As of December 31, 2019
Cash and due from financial institutions	738,951	23,084	18,537
Financial assets at fair value through profit or loss	441,334	474,262	413,909
Loans at amortized cost	179,536	179,542	120,000
Investments in subsidiaries	26,539,149	26,519,880	24,162,116
Property and equipment	5,433	7,730	4,170
Intangible assets	16,001	13,267	11,092
Deferred income tax assets	5,573	3,189	7,526
Other assets	675,040	887,537	609,286

Total assets	28,601,017	28,108,491	25,346,636

Debts	—	100,000	—
Debentures	5,601,420	6,128,043	5,543,446
Net defined benefit liabilities	1,755	59	437
Current income tax liabilities	467,014	716,473	417,414
Other liabilities	223,240	178,296	203,440

Total liabilities	6,293,429	7,122,871	6,164,737

Share capital	2,090,558	2,090,558	2,090,558
Hybrid financial instrument	2,569,694	1,695,778	399,085
Capital surplus	14,754,747	14,754,747	14,742,814
Accumulated other comprehensive loss	(8,118)	(8,032)	(7,664)
Retained earnings	4,036,895	3,588,757	3,093,294
Treasury Shares	(1,136,188)	(1,136,188)	(1,136,188)

Total equity	22,307,588	20,985,620	19,181,899

Total liabilities and equity	28,601,017	28,108,491	25,346,636

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the nine months ended September 30, 2021	For the nine months ended September 30, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019
Net interest expense	(85,202)	(92,040)	(124,393)	(118,045)
Net fee and commission expense	(5,715)	(6,567)	(8,338)	(6,283)
Net gains on financial assets at fair value through profit or loss	15,893	10,360	12,663	15,947
Net other operating income	1,617,949	1,573,528	1,571,239	926,934
General and administrative expenses	(65,124)	(49,332)	(71,854)	(71,171)
Operating profit before provision for credit losses	1,477,801	1,435,949	1,379,317	747,382
Provision for credit losses	(3)	—	(465)	—
Operating profit	1,477,798	1,435,949	1,378,852	747,382
Net non-operating income(loss)	1,306	426	514	(541)
Profit before income tax	1,479,104	1,436,375	1,379,366	746,841
Income tax income(expense)	2,352	(403)	49	(854)
Profit for the period	1,481,456	1,435,972	1,379,415	745,987
Other comprehensive income (loss) for the period, net of tax	(86)	(29)	(368)	(520)
Total comprehensive income for the period	1,481,370	1,435,943	1,379,047	745,467
Earnings per share
Basic earnings per share (Won)	3,670	3,652	3,482	1,891
Diluted earnings per share (Won)	3,594	3,616	3,438	1,877

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

		(Unit: in millions of Won, except percentages)
	As of September 30, 2021	As of December 31, 2020	As of December 31, 2019
Current assets in Won (A)	1,068,893	112,754	142,683
Current liabilities in Won (B)	251,717	92,328	110,398
Liquidity ratio (A/B)	424.64%	122.12%	129.24%

Notes:	1) Based on K-IFRS (on a separate basis).
2) Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Profitability Ratios

			(Unit: %)
	For the nine months ended September 30, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Net income as a percentage of average total assets (ROA)	0.81	0.61	0.66
Net income as a percentage of average shareholders’ equity (ROE)	11.37	8.64	8.93

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower (As of September 30, 2021)

(Unit: in billions of Won)
Company	Credit Extended
Samsung Electronics Co., Ltd.	1,503
Hyundai Steel Co., Ltd.	923
KB Kookmin Card Co., Ltd.	900
Kia Corporation	836
Hyundai Heavy Industries Co., Ltd.	812
Hyundai Motor Company	803
Samsung Heavy Industries Co., Ltd.	793
Samsung SDI Co., Ltd.	750
SK Inc.	682
LG Display Co., Ltd.	650
GS Caltex Corporation	588
LS-Nikko Copper Inc.	551
LG Electronics Inc.	540
Lotte Property and Development Co., Ltd.	505
CJ Cheiljedang Corp.	474
S-OIL Corporation	458
Lotte Shopping Co., Ltd.	453
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	448
LG Chem Co., Ltd.	421
Federal Reserve Bank of New York	409

Total	13,499

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group (As of September 30, 2021)

(Unit: in billions of Won)
Group	Credit Extended
Samsung	4,332
Hyundai Motor	4,315
SK	3,451
LG	2,354
Lotte	2,050
Hyundai Heavy Industries	1,963
Hanwha	1,631
LS	1,284
GS	1,207
POSCO	1,033

Total	23,620

3.3.5.	Kookmin Bank’s Loan Concentration by Industry (As of September 30, 2021)

	(Unit: in billions of Won, except percentages)

Industry	Total Credit	Percentage of Total Credit
Manufacturing	48,393	29.3%
Construction	3,321	2.0%
Real estate	37,180	22.5%
Retail and wholesale	25,514	15.4%
Hotel, lodging and food services	9,853	6.0%
Financial institutions	3,771	2.3%
Others	37,135	22.5%

Total	165,167	100.0%

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank (As of September 30, 2021)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Construction	41.6	40.7
Borrower B	Health and social services	19.3	1.8
Borrower C	Shipbuilding	17.7	8.1
Borrower D	Publishing, film, broadcasting and information services	17.1	12.3
Borrower E	Manufacturing	14.4	0.0
Borrower F	Manufacturing	12.7	6.2
Borrower G	Manufacturing	9.9	9.8
Borrower H	Retail and wholesale	9.8	7.7
Borrower I	Health and social services	9.7	3.8
Borrower J	Hotel, lodging and food services	9.5	2.6
Borrower K	Manufacturing	8.5	1.3
Borrower L	Manufacturing	8.4	2.9
Borrower M	Manufacturing	6.9	3.6
Borrower N	Manufacturing	6.4	5.5
Borrower O	Manufacturing	5.8	1.2
Borrower P	Retail and wholesale	4.6	3.3
Borrower Q	Manufacturing	4.6	4.6
Borrower R	Manufacturing	4.4	3.6
Borrower S	Real estate and leasing	4.3	0.2
Borrower T	Manufacturing	4.3	3.4

Total		219.9	122.6

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The relevant reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Agreed Per Contract(1)		Actual(2)
			Compensation(3)	Estimated Hours	Compensation(3)	Accrued Hours
January 1 to September 30, 2021	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,261	11,364	971	4,040
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,246	11,570	1,246	12,624
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	Expansion of the scope of audit in connection with the acquisition of Prudential Life Insurance	481	4,829	481	4,846
January 1 to December 31, 2019	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,081	11,234	1,081	10,832

Notes:	(1) Total compensation and estimated hours are established at the time of the execution of the audit and review services contract.
(2)	Actual compensation and hours are accrued from January 1 of each applicable year to the date of the audit or review report issued during such year.
(3)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to September 30, 2021	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2021 to April 30, 2022	681
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2020 to April 30, 2021	662
January 1 to December 31, 2019	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2019 to April 30, 2020	573

Note:	(1) Total compensation (excluding value-added taxes) is established at the time of the execution of the audit and review services contract.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission of the Financial Services Commission designated KPMG Samjong Accounting Corp. as the new external auditor for the Company for the fiscal years ending December 31, 2020, 2021 and 2022. As such, the external auditor for the Company and its subsidiaries (except Prudential Life Insurance Company of Korea, Ltd. which will keep Samil Pricewaterhouse Coopers as its external auditor) for the fiscal year ending December 31, 2020 has been changed from Samil PricewaterhouseCoopers to KPMG Samjong Accounting Corp.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of September 30, 2021, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. In accordance with internal policies regarding the Company’s board of directors (the “Board”), the chairman of the Board is elected upon the Board’s approval. On March 26, 2021, Mr. Suk Ho Sonu was elected as chairman of the Board, and he does not concurrently serve as chief executive officer of the Company. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation and Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Audit Committee Member Nominating Committee (ad hoc committee);

•	CEO Nominating Committee;

•	Subsidiaries’ CEO Director Nominating Committee; and

•	ESG Committee

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

The following table shows a list of audit committee requirements under Articles 415 and 542 of the Commercial Act and how we fulfill each requirement as of September 30, 2021.

The Commercial Act Requirements	KB Financial Group
The Audit Committee must consist of three or more directors.	We have four Audit Committee members.

At least two-thirds of the Audit Committee members must be non-executive directors.	All four Audit Committee members, including the chairman of the committee, are non-executive directors.
The chairman of the Audit Committee must be a non-executive director.

At least one Audit Committee member must be an accounting or financial expert.	All four Audit Committee members are accounting or financial experts.

5.3.	Compensation to Directors

5.3.1.	Total Amount of Compensation Approved at the Annual General Meeting of Shareholders

	(Unit: in millions of Won)
	Total number of persons(1)	Total compensation approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9 (7)	3,000	—

Notes:	(1) Represents the total number of applicable persons as of September 30, 2021.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term performance-based stock grants.

5.3.2.	Total Amount of Compensation Paid

(As of September 30, 2021)	(Unit: in millions of Won)

Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
9	1,094	122	—

Notes:	(1) Represents the total number of applicable persons as of September 30, 2021.
(2)	Represents the total amount paid (rounded to the nearest million) for the nine months ended September 30, 2021.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)

Represents (i) the total amount paid (rounded to the nearest million) for the nine months ended September 30, 2021, divided by (ii) the number of applicable persons for the applicable reporting period.

5.3.3.	Compensation Breakdown

(As of September 30, 2021)	(Unit: in millions of Won)

	Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	658	329	—
Non-executive Directors (excluding Audit Committee members)	3	186	62	—
Audit Committee members	4	251	63	—
Internal Auditor	—	—	—	—

Notes:	(1) Represents the total number of applicable persons as of September 30, 2021.
(2)	Represents the total amount paid (rounded to the nearest million) for the nine months ended September 30, 2021.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)

Represents (i) the total amount paid (rounded to the nearest million) for the nine months ended September 30, 2021, divided by (ii) the number of applicable persons for the applicable reporting period.

5.4.	Top 5 Highest-Paid Individuals

5.4.1.	Compensation exceeding Won 500 million – Individual basis

Not included in quarterly business reports.

5.5.	Affiliated Companies

5.5.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of September 30, 2021 are as follows.

1)	Kookmin Bank (100.00%)

2)	KB Securities Co., Ltd. (100.00%)

3)	KB Insurance Co., Ltd. (100.00%)

4)	KB Kookmin Card Co., Ltd. (100.00%)

5)	Prudential Life Insurance Company of Korea, Ltd. (100.00%)

6)	KB Asset Management Co., Ltd. (100.00%)

7)	KB Capital Co., Ltd. (100.00%)

8)	KB Life Insurance Co., Ltd. (100.00%)

9)	KB Real Estate Trust Co., Ltd. (100.00%)

10)	KB Savings Bank Co., Ltd. (100.00%)

11)	KB Investment Co., Ltd. (100.00%)

12)	KB Data Systems Co., Ltd. (100.00%)

13)	KB Credit Information Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of September 30, 2021, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of September 30, 2021 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	21,000	November 20, 2023

6.2.	Non-standing Directors

As of September 30, 2021, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of September 30, 2021 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Yin Hur	December 1961	Non-standing Director	13,500	March 19, 2022

Note: (1)	Mr. Yin Hur’s end of term is the date of the annual general meeting of shareholders for fiscal year 2021, which is expected be held in March 2022.

6.3.	Non-executive Directors

As of September 30, 2021, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of September 30, 2021 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Suk Ho Sonu	September 1951	Non-executive Director	1,300	March 25, 2022
Stuart B. Solomon	July 1949	Non-executive Director	—	March 25, 2022
Myung Hee Choi	February 1952	Non-executive Director	—	March 25, 2022
Kouwhan Jeong	September 1953	Non-executive Director	—	March 25, 2022
Kyung Ho Kim	December 1954	Non-executive Director	—	March 25, 2022
Seon-joo Kwon	November 1956	Non-executive Director	—	March 19, 2022
Gyutaeg Oh	February 1959	Non-executive Director	—	March 19, 2022

As of September 30, 2021, the following non-executive director also served as a director at another company.

Name	Company	Position	Appointment Date
Kouwhan Jeong	Nambujeil Law and Notary Office Inc.	Co-president Attorney at Law	May 2016

6.4.	Senior Management

Members of our senior management as of September 30, 2021 are as follows. The number of common shares owned is as of September 30, 2021.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Jong Hee Yang	June 1961	Vice Chairman and Chief Operation Officer, Head of Insurance Business Unit and Global Business Unit	914	December 31, 2021
Chang Kwon Lee	November 1965	Senior Executive Vice President, Chief Strategy Officer and Chief Global Strategy Officer	2,010	December 31, 2021
Hwan-Ju Lee	October 1964	Senior Executive Vice President and Chief Finance Officer	3,102	December 31, 2021
Pil Kyu Im	March 1964	Senior Executive Vice President and Chief Risk Management Officer	1,005	December 31, 2022
Woo Yeul Lee	November 1964	Senior Executive Vice President and Chief Human Resources Officer	1,469	December 31, 2021
Dong Whan Han	January 1965	Senior Executive Vice President and Chief Digital Platform Officer	1,100	December 31, 2021
Jin Gyu Maeng	January 1966	Senior Managing Director and Head of Audit	909	December 31, 2021
Bong Joong Kwon	November 1969	Managing Director and Head of IR	286	December 31, 2022
Byung Joo Oh	January 1973	Managing Director, Insurance Business Unit	644	December 31, 2022
Hye Ja Suh	September 1966	Managing Director and Chief Compliance Officer	1,165	December 31, 2022
Seok Mun Choi	August 1968	Managing Director and Head of the Office of Board of Directors	897	December 31, 2021
Soon Bum Kwon	October 1966	Managing Director	1,674	December 31, 2021
Sung Hyun Kim	August 1963	Head of Corporate and Investment Banking Business Unit	15,468	December 31, 2021
Jeong Rim Park	November 1963	Head of Capital Market Business Unit	3,150	December 31, 2021
Dong Cheol Lee	October 1961	Head of Retail Customer Business Unit	3,325	December 31, 2021
Young Gil Kim	January 1963	Head of Wealth Management and Pension Business Unit	601	December 31, 2021
Woon Tae Kim	May 1963	Head of Small and Medium Enterprise Business Unit	1,602	December 31, 2021
Jin Young Kim	August 1969	Chief Public Relation Officer	765	December 31, 2021
Jin Soo Yoon	February 1964	Chief Information Technology Officer	100	December 31, 2021
Chang Hwa Yook	December 1967	Chief Data Officer	430	December 31, 2021
Sang Cheol Heo	December 1965	Chief Contact Center Officer	568	December 31, 2021
Jae Young Choi	June 1967	Head of Pension Business Division	797	December 31, 2021
Sang-Hyeon Woo	February 1964	Senior Executive Vice President, Corporate and Investment Banking Business Unit	348	December 31, 2021
Jeong Ha	January 1967	Senior Executive Vice President, Capital Market Business Unit	—	December 31, 2021
Chai Hyun Sung	September 1965	Senior Executive Vice President, Retail Customer Business Unit	7,585	December 31, 2021
Chan Yong Park	September 1965	Head of the Office of Planning and Coordination	828	December 31, 2021
Sungpyo Jeon	August 1966	Head of Future Contact Center Planning	841	December 31, 2021
Se Keun Yoo(2)	September 1969	Head of the Group Cloud Center	—	December 31, 2021
Young Suh Cho	February 1971	Head of KB Research	—	December 31, 2021

Notes: (1)

The number of common shares owned includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

(2)	Resigned on October 25, 2021 due to personal reasons.

As of September 30, 2021, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Yin Hur	Kookmin Bank	President and Chief Executive Officer	November 2017
Sung Hyun Kim	KB Securities	Chief Executive Officer	January 2019
Jeong Rim Park	KB Securities	Chief Executive Officer	January 2019
Dong Cheol Lee	KB Kookmin Card	Chief Executive Officer	January 2018
Young Gil Kim	Kookmin Bank	Senior Executive Vice President; Wealth Management Group	January 2020
	KB Securities	Senior Executive Vice President; Wealth Management Division	January 2019
	KB Insurance	Senior Executive Vice President; Pension Division	January 2021
Woon Tae Kim	Kookmin Bank	Senior Executive Vice President; SME and SOHO Customer Group	January 2021
Jin Young Kim	Kookmin Bank	Managing Director; Brand·ESG Group	January 2021
Jin Soo Yoon	Kookmin Bank	Senior Executive Vice President; Tech Group	January 2021
Chang Hwa Yook	Kookmin Bank	Head of Data Platform Division	January 2021
	KB Kookmin Card	Managing Director; Data Strategy Division	January 2021
Sang Cheol Heo	Kookmin Bank	Senior Managing Director; Smart Customer Group	January 2021
Jae Young Choi	Kookmin Bank	Head of Pension Business Division	May 2019
	KB Securities	Managing Director; Pension Business Division	January 2020
Sang-Hyeon Woo	Kookmin Bank	Senior Executive Vice President; Corporate Investment Banking Customer Group	January 2021
	KB Securities	Senior Executive Vice President; Investment Banking Division	January 2020
Jeong Ha	Kookmin Bank	Senior Executive Vice President; Capital Markets Group	January 2021
Chai Hyun Sung	Kookmin Bank	Senior Executive Vice President; Retail Customer Group	January 2020
Chan Yong Park	Kookmin Bank	Managing Director; Planning and Coordination Department	January 2021
Sungpyo Jeon	Kookmin Bank	Head of Future Contact Center Implementation Department	January 2021
Se Keun Yoo	Kookmin Bank	Head of Cloud Platform Department	January 2021
Young Suh Cho	Kookmin Bank	Senior Managing Director, DT Strategy Division	January 2021
Chang Kwon Lee	KB Insurance	Non-standing Director	February 2021
Hwan-Ju Lee	KB Securities	Non-standing Director	February 2021
	KB Kookmin Card	Non-standing Director	February 2021

6.5.	Employees

The following table shows information regarding our employees and compensation paid to them as of September 30, 2021.

				(Unit: in millions of Won)
Number of Employees(A)(1)	Average Tenure of Employees(2)		Total Amount of Compensation(B)(3)(4)	Average Compensation per Person(B/A)(3)(4)
163	4 years and 2 months (15 years and 5 months	)	19,066	117

Notes:	(1) Includes all employees as of September 30, 2021, including executive officers.
(2)	The duration in parentheses includes tenure at our subsidiaries.
(3)	Based on the sum of all compensation paid from January 1, 2021 to September 30, 2021.
(4)	Includes retroactive payment of bonuses from 2020. The average compensation per person excluding such amounts is Won 106 million.

The following table shows information regarding our executive officers and compensation paid to them as of September 30, 2021.

		(Unit: in millions of Won)
Number of Executive Officers(A)(1)	Total Amount of Compensation(B)(2)	Average Compensation per Person(B/A)(2)
12	2,729	227

Notes:	(1) Excludes 17 executive officers who serve primarily as executive officers at our subsidiaries.
(2)	Based on the sum of all compensation paid from January 1, 2021 to September 30, 2021.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares based on our shareholder registry, unless specified otherwise.

			(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)	Note
Korean National Pension Service	40,626,942	9.77	As of June 30, 2021
JP Morgan Chase Bank, N.A.(2)	23,167,967	5.57	As of June 30, 2021
BlackRock Fund Advisors(3)	25,050,939	6.02	As of February 26, 2021

Notes:	(1) Based on 415,807,920 shares of our common stock issued.
(2)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.
(3)	Based on disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on March 10, 2021.

7.2.	Changes in the Largest Shareholder

(As of September 30, 2021)				(Unit: shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	August 12, 2016	36,826,207		9.53
Korean National Pension Service	December 31, 2016	41,190,896		9.85
Korean National Pension Service	April 24, 2017	40,950,453		9.79
Korean National Pension Service	October 16, 2017	40,479,793		9.68
Korean National Pension Service	December 31, 2017	40,204,583		9.62
Korean National Pension Service	December 31, 2018	39,704,733		9.50
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77

Notes:	(1) Based on our shareholder registry as of each corresponding date unless specified otherwise.
(2)	Based on the following total number of shares of common stock issued:
Prior to December 19, 2016: 386,351,693
From October 19, 2016 to December 12, 2019: 418,111,537
After December 12, 2019: 415,807,920
(3)	As of February 1, 2020, based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.

7.3.	Employee Stock Ownership Association

(As of September 30, 2021)	(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	49,364
Kookmin Bank	6,784,150
KB Securities Co., Ltd.	31,468
KB Insurance Co., Ltd.	391,446
KB Kookmin Card Co., Ltd.	312,744
Prudential Life Insurance Company of Korea, Ltd.	450
KB Asset Management Co., Ltd.	10,940
KB Capital Co., Ltd.	27,176
KB Life Insurance Co., Ltd.	21,094
KB Real Estate Trust Co., Ltd.	13,919
KB Savings Bank Co., Ltd.	7,381
KB Investment Co., Ltd.	1,532
KB Data Systems Co., Ltd.	17,898
KB Credit Information Co., Ltd.	11,721
Others	4,849

Total	7,686,132

7.4.	Investments in Affiliated Companies

(As of September 30, 2021)					(Units: shares, %, millions of Won)
Company Name	Ending Balance				Total assets as of the latest fiscal year(1)		Net income(loss) for the latest fiscal year(1)
	Number of shares owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721		438,444,114		2,298,195
KB Securities Co., Ltd.	298,620,424	100	3,342,391		57,499,659		425,622
KB Insurance Co., Ltd.	66,500,000	100	2,375,430		39,078,117		163,884
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175		24,071,645		324,662
Prudential Life Insurance Company of Korea, Ltd.	15,000,000	100	2,310,054		23,171,566	(2)	227,806 (2)
KB Asset Management Co., Ltd.	7,667,550	100	96,312		335,601		57,317
KB Capital Co., Ltd.	25,227,566	100	673,811		12,848,199		141,646
KB Life Insurance Co., Ltd.	91,200,000	100	485,314		10,424,916		(23,185)
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553		437,518		66,874
KB Savings Bank Co., Ltd.	8,001,912	100	176,813	(3)	1,883,720		17,305
KB Investment Co., Ltd.	22,525,328	100	154,910		848,693		15,387
KB Data Systems Co., Ltd.	800,000	100	6,334		40,347		(1,729)
KB Credit Information Co., Ltd.	1,252,400	100	21,331		27,711		1,132

Total	—	—	26,539,149		—		—

Note:	(1) Based on K-IFRS (on a consolidated basis), unless specified otherwise.
(2)	Based on K-IFRS (on a separate basis).
(3)	Includes the difference between the fair value and the face value of subordinated debt that was issued by KB Savings Bank Co., Ltd. and acquired by KB Financial Group Inc.

7.5.	Related Party Transactions

7.5.1.	Purchase of capital securities issued by KB Capital Co., Ltd.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	6.548	%(1)	March 27, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989	%(1)	September 24, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305	%(1)	March 29, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466	%(1)	June 28, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	4.744%	November 28, 2046 (may be extended)	Working capital

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	4.431%	April 27, 2047 (may be extended)	Working capital

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

7.5.2.	Purchase of subordinated debt issued by KB Savings Bank Co., Ltd.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Debt	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.3.	Prepayments and Loans to Subsidiaries

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.239%(2)	July 12, 2022

Notes:	(1) Unsecured credit loans.
(2)	Changed from 2.141% to 2.239% upon extension of the loans on July 12, 2021.

	(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.239%(2)	July 12, 2022

Notes:	(1) Unsecured credit loans.
(2)	Changed from 2.141% to 2.239% upon extension of the loans on July 12, 2021.

	(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.245%(2)	March 8, 2022

Notes:	(1) Unsecured credit loans.
(2)	Changed from 2.189% to 2.245% upon extension of the loans on March 9, 2021.

	(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	2.245%(2)	March 8, 2022

Notes:	(1) Unsecured credit loans.
(2)	Changed from 2.189% to 2.245% upon extension of the loans on March 9, 2021.

	(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	2.239%(2)	July 12, 2022

Notes:	(1) Unsecured credit loans.
(2)	Changed from 2.141% to 2.239% upon extension of the loans on July 12, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 15, 2021	By:	/s/ Hwan-Ju Lee
(Signature)
Name: Hwan-Ju Lee
	Title:	Senior Executive Vice President and Chief Finance Officer